SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,501,265
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,501,265

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,501,265
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,501,265
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,501,265

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,501,265
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,422,826
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,422,826

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,422,826
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Xontogeny Venture Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 73,107
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 73,107

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,107
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) IA

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons acquired the shares of Common Stock set forth in Item 5(c) and hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, acquire beneficial ownership of additional shares of Common Stock or dispose of the shares of Common Stock that they beneficially own. These acquisitions and dispositions may occur in open market transactions, privately negotiated transactions or through other methods.

Adam Stone, who is Chief Investment Officer of Perceptive Advisors, is a director of the Company. Officers of Perceptive Advisors may engage in discussions from time to time with the Company’s board of directors, the Company’s management or the Company’s other stockholders. These discussions may be with respect to (i) acquiring or disposing shares of Common Stock or other securities of the Company (collectively, the “Securities”); (ii) maintaining or changing the Company’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Perceptive Advisers is currently engaging in preliminary discussions with the Issuer and certain third parties about a potential strategic transaction, although there is no assurance that any transaction will materialize.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in rows 13 assume there are currently 19,556,732 outstanding shares of Common Stock of the Issuer as of January 3, 2023 as reported in the Issuer’s Form S-3 filed on January 26, 2023.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Adam Stone, the Chief Investment Officer of the Advisor, holds stock options that are exercisable, or exercisable within 60 days, for 5,332 shares of the Issuer’s Common Stock. The Advisor has the right to receive the director compensation provided in respect of Mr. Stone’s board service through a partial management fee offset.

(c)	The information set forth above in Item 3 of this Schedule 13D is incorporated by reference into this Item 5(c).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2023

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title:Managing Member

PERCEPTIVE XONTOGENY VENTURE FUND, L.P.

By: Perceptive Xontogeny Venture GP, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member